Exhibit 99.1

Opera Limited announces second quarter 2020 financial results and formation of Nanobank

●	Opera’s total user base exceeded 360 million monthly active users in the second quarter and grew to a record 379 million users in July
●	Opera News reported record monthly active users of 205 million in the second quarter, up 26% year-over-year
●	PC browser users grew to record 75 million monthly active users, up 15% year over year in the second quarter
●	Second quarter revenue of $55.4 million; trends improved as the quarter progressed and into the third quarter
●	Recovery well underway with search and advertising revenues improving 32% in July from April and microlending loan disbursements growing 82% from June to July
●	Second quarter adjusted EBITDA(1) of $2.9 million, and net income of $17.1 million
●	Announcing the formation of Nanobank - the combination of Opera’s microlending business and Mobimagic to create a category leader in emerging market fintech
●	European Fintech efforts has acquired first users in Spain, preparing to scale
●	Song Lin elevated to co-CEO of Opera

Oslo, Norway, August 20, 2020 – Opera Limited (NASDAQ: OPRA), one of the world’s largest internet consumer brands with over 360 million monthly active users, today announced its unaudited consolidated financial results for the quarter ended June 30, 2020.

Second quarter 2020 financial highlights

	Three Months Ended June 30,		Year-over-	Six Months Ended June 30,		Year-over-
[US$ thousands, except for margins and per ADS amounts]	2019	2020	year % change	2019	2020	year % change
Revenue	61,725	55,434	-10.2%	111,568	193,647	73.6%

Net income (loss)	3,422	17,141	400.9%	7,803	(3,722)	-147.7%
Margin	5.5%	30.9%		7.0%	-1.9%

Adjusted EBITDA (1)	3,053	2,916	-4.5%	12,657	(5,661)	-144.7%
Margin	4.9%	5.3%		11.3%	-2.9%

Adjusted net income (1)	5,859	20,196	244.7%	12,609	2,997	-76.2%
Margin	9.5%	36.4%		11.3%	1.5%

Diluted net income per ADS, US$	0.03	0.14	376.3%	0.07	(0.03)	-144.1%

Diluted adjusted net income per ADS, US$ (1)	0.05	0.17	223.8%	0.11	0.02	-77.7%

(1) Please see the separate section "About non-IFRS financial measures" for the definitions of adjusted EBITDA and adjusted net income.

Song Lin, Opera’s Co-CEO, said, “Opera continues to grow its users with new records across Opera News, PC and Opera for Android in the second quarter. This momentum has carried into July where Opera achieved a record 379 million active users. Further, monetization is recovering nicely from its April low and we saw continual improvement as the second quarter progressed and into the third quarter. Finally, we are very excited about the formation of Nanobank, the combination of Opera’s microlending business and Mobimagic, a comparable business and an existing partner, creating a category leader well-positioned for accelerated growth, profitability, and flexibility to drive shareholder value.”

Second quarter 2020 user base and product highlights

(All comparisons are relative to the second quarter of 2019 unless otherwise stated)

●	Opera News average Monthly Active Users (“MAUs”) grew 26% to 205 million
●	Users of our Opera News apps increased to 51 million average MAUs, up 41%
●	Total smartphone average MAUs grew to 226 million and increased to over 240 million in July, a record high
●	PC average MAUs were 75 million, reaching record high and up 15%
●	Microlending volumes began to increase at the end of June; July loans disbursed increased 82% versus June

Mr. Lin commented, “I remain pleased with how our employees and the company are navigating these unprecedented times. Our R&D efforts have continued to progress, our commercial teams are working hard to drive monetization and we are making significant progress with our new initiatives. Our user trends are strong with historical highs across many of our key products, and we are seeing a recovery from the impact of COVID-19 to monetization. Combined with the underlying shift from offline to online for transactions and advertising spend, we believe the near-term monetization impacts may be more than offset over time by our product successes.

“Our user base in the second quarter was a record 363 million monthly active users, an increase of 12 million users compared to the first quarter. This was driven by growth in Africa and Europe, our key regions of focus. Specifically, Opera News exceeded 200 million users, driven by ongoing product improvements, including our expansion of the Opera News Hub, the launch of Opera News Lite, and Opera News becoming a critical information hub. Further, browser users continued to grow, including PC users growing 15% year-over-year to a record high 75 million and relationships with mobile carriers in Africa adding to our growth of mobile browsers in that region.

“Microlending is also beginning to recover from COVID-19 in all of our markets. We tested the market at reduced levels for the majority of the second quarter, with the bulk of our volume in the quarter originated in June. While it will take some time to return to first quarter levels, especially as the business generally takes a cautious approach, managing for profitability versus volumes in the short-term, we believe it is on the right trajectory and in its new structure can drive even stronger returns. We are also very pleased to have collected substantially more of our early-2020 loans than originally expected at the time we closed the first quarter.

“We continue to push forward on our new initiatives such as OList and European Fintech, and we are pleased with the progress we’ve made over the last several months. We are now testing our initial and innovative buy-now-pay-later product, in our first major market, Spain. We’ve acquired a small number of users already with plans for a formal launch later in the year, all of which is aimed at having European Fintech become a significant contributor to revenue next year. We have also entered into an agreement to acquire Fjord Bank, subject to regulatory approval, which will allow us to offer more services as part of our digital wallet.

“To sum it up, we are continuing to execute against our growth strategy and are encouraged by the recovery that we are seeing and progress we are making helping offline transition to an online world.”

Nanobank formation

Opera today announces the formation of Nanobank, creating one of the largest emerging markets dedicated fintech companies in the world. Nanobank is being created by consolidating the relevant businesses and technology platforms from Opera with those of Mobimagic, reaching a combined registered user base of approximately 50 million people. Mobimagic launched its fintech operations in 2018 and is today one of the fastest growing fintech companies in these emerging markets, with almost 10 million registered users in Indonesia and a strong technology platform that has been the foundation of its existing partnership with Opera. Opera and Mobimagic today also announce Nanobank’s expansion to yet another market, Mexico. We are already moving from testing to scale, which we expect to create another major market for Nanobank.

“Our ambition and potential in the fintech space is enormous,” said Yahui Zhou, Chairman and CEO of Opera. “We are now taking the next steps to further boost this business -- making it even larger, consolidating profitability between two highly successful companies, and realizing benefits of scale to support attractive cash generation. The resulting Nanobank will operate as a separate company, which enables flexibility for both Nanobank and Opera, including the chance to take in strategic investors or float shares.”

“The combination of Opera’s and Mobimagic’s fintech offerings creates one of the largest emerging market fintech providers in the world,” Mr. Zhou continued. “The combined business has already achieved an impressive scale and trajectory. Nanobank’s goal is to get much bigger. Further expansion will be fueled by continued growth in existing geographies, the launch of new markets, and broadening the product portfolio beyond microlending. Opera shareholders will benefit from this upside, strategic flexibility and expected cash distributions.”

Below are details on Opera’s emerging markets fintech business, Mobimagic and specific details on the creation of Nanobank:

●	Opera generated $128 million in emerging market fintech revenue in 2019, with a pre-tax profit of approximately $19 million.
●	In 2019, Mobimagic generated $106 million in revenue with $48 million in pre-tax profits.
●

The combined Opera and Mobimagic businesses generated revenue of $209 million and a pre-tax profit of $68 million (32% pre-tax margin) in 2019, when adjusting for transactions between the parties. In the first quarter of 2020, prior to the material impact from COVID-19, the combined businesses generated $120 million in revenue on 10 million loans disbursed with a total value of $686 million. This compares to combined revenue of $22 million generated on less than $100 million in loans disbursed in the first quarter of 2019.

●

Post COVID-19, the Nanobank businesses accelerated their re-scaling at the end of June. Loans disbursed further increased to $44 million in July, compared to $28 million in June, and August is on track to see additional significant volume increases. Indonesia is the furthest along in its recovery and is nearing first quarter levels.

●	Nanobank expects to fuel growth through scaling in existing markets, continued geographic expansion, and from the launch of financial services beyond microlending.
●

Nanobank will also benefit from shared technologies, data aggregation and central functions, such as risk management and credit scoring through user profiling and know-your-customer (KYC) efforts, shared operational know-how and a more holistic view and adaptation to regulation.

●

Opera will own 42% of the equity interest in Nanobank, while Mobimagic’s shareholders will own a combined 58%. As Mobimagic is controlled by Opera’s CEO and Chairman, Opera engaged a professional third party to value each of the parties’ contributions and advise on the resulting ownership split. Opera’s Audit Committee, which consists solely of independent Directors, has overseen Opera’s interests in the non-cash transaction.

●

Opera expects to report a one-time gain in the third quarter as a result of the Nanobank transaction, currently estimated to exceed $100 million as Nanobank becomes an equity accounted investee for Opera. Initial ownership will be recognized at fair value, representing a step-up versus the book value of Opera’s contributed business. Subsequent to the transaction, Opera will recognize our share of Nanobank’s profits, adjusted by amortization of excess values allocated to intangible assets such as technology, customer relationships and licenses.

Business outlook

Mr. Frode Jacobsen, Opera’s CFO, said, “Our users metrics remain strong and year-over-year revenue trends have improved each month since bottoming in April due to COVID-19 impacts to monetization. Given the uncertainties around the slope of recovery, we are not providing guidance for the third quarter or full year 2020 but we believe it is helpful to share some directional commentary:

●

Combined search and advertising recovering to -8% year-over-year change in July (compared to -19% in the second quarter). We expect the business to materially exceed the typical seasonal increase from the second to third quarter due to continued improved monetization and our strong users metrics.

●

We expect new initiatives, OList and European Fintech, will start to generate limited revenue in 2H 2020, but more importantly we expect these initiatives to remain on track to drive meaningful growth in 2021.

●

Microlending revenue and OPEX will be replaced by our 42% of Nanobank’s results as of August 20th, reflected under “share of net income from associates and joint ventures”. Combined, the Nanobank businesses are expected to show strong sequential revenue growth in the third quarter and expand margins as the business scales back up.

●

We expect tech and retail revenue between $5 to $6 million combined in the third quarter, down approximately $8 million from the second quarter; though we expect this will have little to no impact on adjusted EBITDA given this is low margin revenue.

●	Adjusted EBITDA will benefit from the increases in high-margin search and advertising revenue; where we expect double-digit margins."

Second quarter 2020 consolidated financial results

All comparisons in this section are relative to the second quarter of 2019 unless otherwise stated.

Revenue decreased 10% to $55.4 million

●	Search revenue declined 18% to $17.6 million due to the impact of COVID-19 on monetization, which exceeded the strong underlying user growth.
●	Advertising revenue decreased 22% to $12.7 million, subject to the same effects as search revenue.
●	Fintech revenue increased 2% to $11.8 million but was down significantly from the first quarter of 2020, which is in line with expectations as we reduced credit availability due to COVID-19.
●	Retail revenue was $11.4 million.
●	Technology licensing and other revenue was $1.9 million.

Other income was $6.1 million relating primarily to the divestment of a Nigerian subsidiary.

Operating expenses decreased 8% to $59.4 million.

●

Cost of revenue was $17.4 million, an increase of 39% year-over-year, while a decrease of 37% sequentially due to lower microlending activity. Within this total, $1.9 million related to microlending revenue, and $11.5 million related to retail revenue. Further, $2.1 million related to the browser and news business area and $2.0 million related to other revenue.

●

Personnel expenses, including share-based remuneration, were $17.0 million, a 28% increase year-over-year, while a decrease of 17% sequentially. This expense consists of cash-based compensation expense of $15.4 million, and $1.6 million of share-based remuneration expense. The sequential decrease was mainly due to a reduction in market-specific operational staff.

●

Marketing and distribution expenses were $10.2 million, a decrease of 52% year-over-year, and 44% sequentially. The sequential decrease was primarily related to lower marketing activity and reduced marketing cost across all businesses in response to strong organic user growth in the quarter.

●

Credit loss expense was $1.5 million, all of which related to microlending. We benefited from collections exceeding our previous expectations as it related to loans outstanding at the end of the first quarter.

●	Depreciation and amortization expenses were $4.8 million, a 13% increase.
●	Other operating expenses were $8.0 million, a 7% increase year-over-year, and a decrease of 31% sequentially.

Operating profit was $2.1 million, representing an operating margin of 4%, compared to operating loss of $2.8 million and a negative 4% margin during the second quarter of 2019. The increase was primarily due to lower operating expenses, particularly marketing and distribution expenses in response to strong organic user growth in the quarter, as well as other income.

Other items include share of net loss of associates and joint ventures of $0.8 million, relating to OPay, Powerbets and nHorizon, and a gain of $6.0 million relating to an increase in the fair value of our shares in Starmaker, which has been performing well ahead of expectations. Further, net finance gains were $9.8 million, including gains of $9.3 million related to marketable securities, versus a $5.8 million loss from marketable securities in the first quarter.

Income tax was negligible in the quarter.

Net income was $17.1 million, representing a 31% margin, compared to a net income of $3.4 million in the second quarter of 2019.

Net income per ADS was $0.14 in the quarter. Each ADS represents two shares in Opera Limited. In the quarter, the average number of shares outstanding was 238 million, corresponding to 119 million ADSs.

Adjusted EBITDA was $2.9 million, representing a 5% adjusted EBITDA margin, compared to adjusted EBITDA of $3.0 million in the second quarter 2019. Adjusted EBITDA excludes share-based remuneration and non-recurring expenses, as well as other income.

Adjusted Net Income was $20.2 million in the quarter, representing a 36% adjusted net margin, compared to adjusted net income of $5.9 million in second quarter 2019. Adjusted net income excludes share-based remuneration, non-recurring expenses and amortization of intangible assets related to acquisitions. Adjusted net income further includes partially offsetting reversals of the tax impacts of the foregoing adjustments.

Adjusted net income per ADS was $0.17 in the quarter.

We repurchased 1.70 million ADSs in the quarter for a total spend of $13.0 million. Year-to-date, we had repurchased 2.47 million ADSs at $18.5 million, leaving $31.5 million available under our current repurchase authorization as of June 30, 2020.

Conference call

Opera’s management will host a conference call to discuss the second quarter 2020 financial results on Thursday, August 20th at 8:00 am Eastern Time (EDT) (2:00 PM Central European Time, 8:00 PM Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States: +1 833 570-1161

China: +86 400 682 8609

Hong Kong: +852 5819 4851

Norway: +47 2396 4173

United Kingdom: +44 (0)203 107 0289

International: +1 918 922-6511

Confirmation Code: 3976076

A live webcast of the conference call will be posted at https://investor.opera.com.

About non-IFRS financial measures

To supplement our consolidated financial statements, which are prepared and presented based on IFRS, we use adjusted EBITDA and adjusted net income, both non-IFRS financial measures, to understand and evaluate our core operating performance. These non-IFRS financial measures, which may differ from similarly titled measures used by other companies, are presented to enhance investors’ overall understanding of our financial performance and should not be considered a substitute for, or superior to, the financial information prepared and presented in accordance with IFRS.

We define adjusted EBITDA as net income (loss) excluding income tax expense (benefit), net finance expense (income), share of net loss (income) of associates and joint ventures, restructuring costs, depreciation and amortization, share-based remuneration, other income and non-recurring expenses.

We define adjusted net income as net income excluding share-based remuneration, amortization of acquired intangible assets, non-recurring expenses and income tax adjustments.

We believe that adjusted EBITDA and adjusted net income provide useful information to investors and others in understanding and evaluating our operating results. These non-IFRS financial measures adjust for the impact of items that we do not consider indicative of the operational performance of our business. While we believe that these non-IFRS financial measures are useful in evaluating our business, this information should be considered as supplemental in nature and is not meant as a substitute for the related financial information prepared and presented in accordance with IFRS. Please refer to our financial statements at the end of this announcement for a table reconciling our non-IFRS financial measures to net income (loss), the most directly comparable IFRS financial measure.

Safe harbor statement

This press release contains statements of a forward-looking nature. These statements, including statements relating to the Company and Nanobank’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management’s quotations and the Business outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and Nanobank, the industry in which they operate, and the duration and effects of the COVID-19 pandemic. Potential risks and uncertainties include, but are not limited to, those relating to the development of the COVID-19 situation, those relating to the Company and Nanobanks goals and strategies; expected development and launch, and market acceptance, of products and services; Company and Nanobank’s expectations regarding demand for and market acceptance of their brands, platforms and services; Company and Nanobank’s expectations regarding growth in its user base and level of engagement; Company and Nanobank’s ability to attract, retain and monetize users; Company and Nanobank’s ability to continue to develop new technologies and/or upgrade its existing technologies and quarterly variations in Company’s operating results caused by factors beyond its control and global macroeconomic conditions and their potential impact in the markets in which Company or Nanobank has businesses. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Opera is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F.

About Opera

Opera is a leading global internet brand with an engaged and growing base of over 360 million average monthly active users. Building on over 20 years of innovation, starting with our browser products, we are increasingly leveraging our brand as well as our massive and highly active user base in order to expand our offerings and our business. Today, we offer users across Europe, Africa and Asia a range of products and services that include our PC and mobile browsers as well as our AI-powered news reader Opera News and our app-based fintech solutions.

Investor Relations Contact:

Derrick Nueman

investor-relations@opera.com or +1 (408) 596-3055

For media enquiries, please contact: press-team@opera.com

UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020

Revenue	61,725	55,434	111,568	193,647
Other income	-	6,107	-	6,107

Operating expenses
Cost of revenue	(12,519)	(17,416)	(21,153)	(45,033)
Personnel expenses including share-based remuneration	(13,311)	(16,975)	(23,608)	(37,468)
Marketing and distribution expenses	(21,008)	(10,196)	(35,694)	(28,278)
Credit loss expense	(5,776)	(1,494)	(7,633)	(70,982)
Depreciation and amortization	(4,281)	(4,817)	(8,423)	(9,556)
Non-recurring expenses	-	(502)	-	(2,574)
Other expenses	(7,590)	(8,012)	(13,792)	(19,598)
Total operating expenses	(64,486)	(59,413)	(110,303)	(213,490)

Operating profit (loss)	(2,762)	2,128	1,265	(13,735)

Share of net income (loss) of associates and joint ventures	(529)	(813)	(1,553)	(1,477)
Change in fair value of preferred shares in associates	4,510	6,000	4,510	6,000

Net finance income (expense)
Finance income	1,668	10,553	3,359	4,031
Finance expense	(173)	(760)	(326)	(1,937)
Net foreign exchange gain (loss)	(309)	10	(154)	(584)
Net finance income (expense)	1,186	9,802	2,879	1,510

Net income (loss) before income taxes	2,406	17,117	7,100	(7,702)
Income tax (expense) benefit	1,016	23	703	3,980
Net income (loss)	3,422	17,141	7,803	(3,722)

Net income (loss) attributable to:
Equity holders of the parent	3,422	17,141	7,803	(3,722)
Non-controlling interests	-	-	-	-
Total net income (loss) attributed	3,422	17,141	7,803	(3,722)

Weighted average number of ordinary shares outstanding
Basic, millions(1)	220.58	238.04	219.68	238.17
Diluted, millions(2)	224.65	239.92	224.31	240.78

Net income (loss) per ordinary share
Basic, US$	0.02	0.07	0.04	(0.02)
Diluted, US$	0.02	0.07	0.04	(0.02)

Net income (loss) per ADS
Basic, US$	0.03	0.14	0.07	(0.03)
Diluted, US$	0.03	0.14	0.07	(0.03)

(1) As of June 30, 2020, the total number of shares outstanding for Opera Limited was 235,127,662, equivalent to 117,563,831 ADSs.

(2) Includes the net dilutive impact of employee equity awards, all of which are dilutive.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2019	2020	2019	2020

Net income (loss)	3,422	17,141	7,803	(3,722)

Other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods (net of tax)
Exchange differences on translation of foreign operations	404	1,222	(96)	(1,353)
Reclassification of exchange differences on loss of control	(7)	(11)	(7)	(11)
Share of other comprehensive income (loss) of associates and joint ventures	-	-	(41)	-
Net other comprehensive income (loss) that may be reclassified to the Statement of Operations in subsequent periods	397	1,211	(144)	(1,365)
Total comprehensive income (loss)	3,820	18,353	7,659	(5,085)

Total comprehensive income (loss) attributable to:
Equity holders of the parent	3,820	18,353	7,659	(5,085)
Non-controlling interests	-	-	-	-
Total comprehensive income (loss) attributed	3,820	18,353	7,659	(5,085)

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	As of December 31,	As of June 30,
[US$ thousands]	2019	2020
ASSETS
Non-current assets
Furniture, fixtures and equipment	26,053	23,292
Intangible assets	110,807	113,396
Goodwill	421,578	425,577
Investments in associates and joint ventures	76,300	80,809
Non-current financial assets	1,351	3,189
Deferred tax assets	6,204	10,165
Total non-current assets	642,293	656,427

Current assets
Trade receivables	49,371	39,778
Loans to customers	93,115	13,993
Other receivables	59,112	63,132
Prepayments	25,809	28,161
Inventories	7,752	184
Other current financial assets	1,535	2,119
Marketable securities	42,146	54,345
Cash and cash equivalents	139,487	105,454
Total cash, cash equivalents, and marketable securities	181,633	159,799
Total current assets	418,327	307,167
TOTAL ASSETS	1,060,620	963,594

EQUITY AND LIABILITIES
Equity
Share capital	24	24
Other paid in capital	814,177	795,707
Retained earnings	99,513	98,025
Foreign currency translation reserve	(1,508)	(2,873)
Equity attributed to equity holders of the parent	912,206	890,884
Non-controlling interests	-	-
Total equity	912,206	890,884

Non-current liabilities
Non-current lease liabilities and other loans	9,181	4,452
Deferred tax liabilities	10,526	12,535
Other non-current liabilities	137	1,420
Total non-current liabilities	19,844	18,408

Current liabilities
Trade and other payables	57,125	28,815
Current lease liabilities and other loans	47,793	3,996
Income tax payable	7,803	4,423
Deferred revenue	708	4,045
Other current liabilities	15,142	13,027
Total current liabilities	128,570	54,306

Total liabilities	148,414	72,714
TOTAL EQUITY AND LIABILITIES	1,060,620	963,594

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2019

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2018, as previously reported	22	738,690	36,432	316	775,460
Impact of implementing IFRS 16 Leases	-	-	64	-	64
As of January 1, 2019, restated	22	738,690	36,496	316	775,524
Net income (loss)	-	-	7,803	-	7,803
Other comprehensive income (loss)	-	-	-	(144)	(144)
Total comprehensive income (loss)	-	-	7,803	(144)	7,659
Acquisition of treasury shares	-	(5,780)	-	-	(5,780)
Share-based remuneration expense	-	-	2,238	-	2,238
As of June 30, 2019	22	732,910	46,538	172	779,641

For the six months ended June 30, 2020

[US$ thousands]	Share capital	Other paid in capital	Retained earnings	Foreign currency translation reserve	Total equity
As of December 31, 2019	24	814,177	99,513	(1,508)	912,206
Net income (loss)	-	-	(3,722)	-	(3,722)
Other comprehensive income (loss)	-	-	-	(1,365)	(1,365)
Total comprehensive income (loss)	-	-	(3,722)	(1,365)	(5,086)
Acquisition of treasury shares	-	(18,470)		-	(18,470)
Share-based remuneration expense	-	-	2,234	-	2,234
As of June 30, 2020	24	795,707	98,025	(2,873)	890,884

UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands]	2019	2020	2019	2020
Cash flow from operating activities
Net income (loss) before income taxes	2,406	17,117	7,100	(7,702)
Income taxes paid	(617)	(7,041)	(617)	(7,102)
Depreciation and amortization	4,281	4,817	8,423	9,556
Share of net loss (income) of associates and joint ventures	(3,981)	813	(2,957)	1,477
Change in fair value of preferred shares in associates and joint ventures	-	(6,000)	-	(6,000)
Equity component of share-based payment expense	1,104	1,277	2,238	2,234
Net finance income (expense)	(1,187)	(9,802)	(2,849)	(1,510)
Change in inventories	-	7,145	-	7,568
Change in trade and other receivables	(2,641)	149	(3,365)	5,562
Change in loans to customers	(11,986)	30,991	(19,163)	79,122
Change in trade and other payables	8,350	(37,410)	14,217	(28,309)
Change in deferred revenue	(237)	(2,310)	(714)	3,337
Change in prepayments	(12,704)	6,724	(9,662)	(2,352)
Change in other liabilities	427	(2,355)	(2,135)	(618)
Other	759	2,932	2,563	3,207
Net cash flow from (used in) operating activities	(16,026)	7,047	(6,920)	58,469

Cash flow from investment activities
Purchase of intangibles assets	-	(1,132)	-	(1,489)
Purchase of equipment	(3,184)	(822)	(4,565)	(2,233)
Acquisition of subsidiary, net of cash acquired	-	-	-	(4,882)
Disbursement of short-term loans	(5,607)	-	(8,253)	(4,497)
Release of escrow account	-	1,000	-	1,000
Repayment of short-term loans	-	-	-	4,497
Deposit of collateral for loan facility	-	-	-	(1,000)
Net purchase of listed equity instruments	(8,823)	(3,283)	(14,049)	(9,402)
Development expenditure	(1,064)	(2,229)	(2,111)	(3,806)
Interest income received	889	281	1,495	426
Net cash flow from (used in) investing activities	(17,789)	(6,185)	(27,483)	(21,386)

Cash flow from financing activities
Acquisition of treasury shares	-	(12,980)	(5,780)	(18,470)
Proceeds from loans and borrowings	-	(890)	-	6,905
Interests on loans and borrowings	(144)	(939)	(144)	(1,705)
Repayment of loans and borrowings	(435)	(47,609)	(900)	(53,180)
Payment of lease liabilities	(1,091)	(554)	(2,341)	(2,252)
Net cash flow from (used in) financing activities	(1,670)	(62,972)	(9,165)	(68,702)

Net change in cash and cash equivalents	(35,485)	(62,110)	(43,568)	(31,620)

Cash and cash equivalents at beginning of period	169,846	169,826	177,873	139,487
Net foreign exchange difference	(205)	(2,262)	(149)	(2,414)
Cash and cash equivalents at end of period	134,155	105,454	134,155	105,453

Financial details by business area

The tables below specify the contribution by each business area:

[US$ thousands]	Three Months Ended June 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	21,403	-	-	-	21,403
Advertising	16,158	-	-	-	16,158
Origination fees and interest	-	11,576	-	-	11,576
Airtime and handsets	-	-	7,646	-	7,646
Technology licensing and other revenue	-	-	-	4,943	4,943
Total revenue	37,561	11,576	7,646	4,943	61,725

Cost of revenue	(648)	(1,783)	(7,656)	(2,432)	(12,519)
Marketing and distribution expenses	(20,648)	(360)	-	-	(21,008)
Credit loss expense	(413)	(5,364)	-	-	(5,776)
Direct expenses	(21,709)	(7,507)	(7,656)	(2,432)	(39,304)

Contribution by business area	15,852	4,069	(10)	2,511	22,422

[US$ thousands]	Three Months Ended June 30, 2020
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	17,626	-	-	-	17,626
Advertising	12,669	-	-	-	12,669
Origination fees and interest	-	11,816	-	-	11,816
Airtime and handsets	-	-	11,398	-	11,398
Technology licensing and other revenue	-	-	-	1,921	1,921
Total revenue	30,295	11,816	11,398	1,921	55,434

Cost of revenue	(2,067)	(1,938)	(11,454)	(1,957)	(17,416)
Marketing and distribution expenses	(9,817)	(324)	-	(55)	(10,196)
Credit loss expense	(32)	(1,462)	-	-	(1,494)
Direct expenses	(11,916)	(3,724)	(11,454)	(2,012)	(29,106)

Contribution by business area	18,379	8,092	(56)	(91)	26,328

[US$ thousands]	Six Months Ended June 30, 2019
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	41,987	-	-	-	41,987
Advertising	30,300	-	-	-	30,300
Origination fees and interest	-	16,608	-	-	16,608
Airtime and handsets	-	-	14,465	-	14,465
Technology licensing and other revenue	-	-	-	8,208	8,208
Total revenue	72,287	16,608	14,465	8,208	111,568

Cost of revenue	(1,213)	(2,261)	(14,409)	(3,270)	(21,153)
Marketing and distribution expenses	(34,823)	(871)			(35,694)
Credit loss expense	(545)	(7,088)			(7,633)
Direct expenses	(36,581)	(10,220)	(14,409)	(3,270)	(64,480)

Contribution by business area	35,706	6,388	56	4,938	47,087

[US$ thousands]	Six Months Ended June 30, 2020
Business area	Browser and News	Fintech	Retail	Other	Total
Revenue categories
Search	37,290	-	-	-	37,290
Advertising	29,421	-	-	-	29,421
Origination fees and interest	-	106,501	-	-	106,501
Airtime and handsets	-	-	16,075	-	16,075
Technology licensing and other revenue	-	-	-	4,361	4,361
Total revenue	66,711	106,501	16,075	4,361	193,647

Cost of revenue	(3,793)	(22,260)	(15,902)	(3,078)	(45,033)
Marketing and distribution expenses	(24,255)	(3,880)	-	(143)	(28,278)
Credit loss expense	(352)	(70,630)	-	-	(70,982)
Direct expenses	(28,400)	(96,770)	(15,902)	(3,221)	(144,293)

Contribution by business area	38,311	9,731	173	1,140	49,355

Personnel expenses including share-based remuneration

The table below specifies the amounts of personnel expenses including share-based remuneration:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Personnel expenses including share-based remuneration	2019	2020	2019	2020
Personnel expenses excluding share-based remuneration	11,778	15,399	20,638	35,418
Share-based remuneration, including related social security costs	1,533	1,576	2,970	2,051
Total	13,311	16,975	23,608	37,468

Other expenses

The table below specifies the nature of other expenses:

[US$ thousands]	Three Months Ended June 30,		Six Months Ended June 30,
Other expenses	2019	2020	2019	2020
Hosting	1,852	1,944	3,399	4,158
Audit, legal and other advisory services	2,338	1,330	3,971	4,117
Software license fees	860	705	1,294	1,281
Rent and other office expense	1,249	1,616	2,364	3,234
Travel	806	322	1,385	1,037
Other	486	2,095	1,378	5,772
Total	7,590	8,012	13,792	19,598

Non-IFRS financial measures

	Three Months Ended June 30,		Six Months Ended June 30,
[US$ thousands, except per share and ADS amounts]	2019	2020	2019	2020
Reconciliation of net income (loss) to adjusted EBITDA
Net income (loss)	3,422	17,141	7,803	(3,722)
Add: Income tax expense (benefit)	(1,016)	(23)	(703)	(3,980)
Add: Net finance expense (income)	(1,186)	(9,802)	(2,879)	(1,510)
Add: Share of net loss (income) of associates and joint ventures	529	813	1,553	1,477
Add: Change in fair value of preferred shares in associates	(4,510)	(6,000)	(4,510)	(6,000)
Add: Depreciation and amortization	4,281	4,817	8,423	9,556
Add: Share-based remuneration	1,533	1,576	2,970	2,051
Add: Non-recurring expenses	-	502	-	2,574
Less: Other income	-	(6,107)	-	(6,107)
Adjusted EBITDA	3,053	2,916	12,657	(5,661)

Reconciliation of net income (loss) to adjusted net income
Net Income (loss)	3,422	17,141	7,803	(3,722)
Add: Share-based remuneration	1,533	1,576	2,970	2,051
Add: Amortization of acquired intangible assets	1,280	1,336	2,560	2,635
Add: Non-recurring expenses	-	502	-	2,574
Income tax adjustment (1)	(376)	(360)	(724)	(541)
Adjusted net income	5,859	20,196	12,609	2,997

Weighted average number of ordinary shares outstanding
Basic, millions	220.58	238.04	219.68	238.17
Diluted, millions	224.65	239.92	224.31	240.78

Adjusted net income (loss) per ordinary share
Basic, US$	0.03	0.08	0.06	0.01
Diluted, US$	0.03	0.08	0.06	0.01

Adjusted net income (loss) per ADS
Basic, US$	0.05	0.17	0.12	0.03
Diluted, US$	0.05	0.17	0.11	0.02

(1) Reversal of tax benefit related to the social security cost component of share-based remuneration and deferred taxes on the amortization of acquired intangible assets.